FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets is shown below.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	576	527	490	1,103	861
UK Corporate	588	504	535	1,092	956
Wealth	88	66	134	154	234
Global Banking & Markets	1,245	1,498	1,018	2,743	4,755
Global Transaction Services	282	233	269	515	509
Ulster Bank	104	81	78	185	149
US Retail & Commercial	273	183	136	456	318
RBS Insurance	(203)	(50)	142	(253)	223
Central items	337	201	(311)	538	175

Core	3,290	3,243	2,491	6,533	8,180
Non-Core	66	145	(1,361)	211	(4,013)

Group operating profit before impairment losses	3,356	3,388	1,130	6,744	4,167

Included in the above are movements in fair value of own debt:
Global Banking & Markets	331	(32)	(482)	299	165
Central items	288	(137)	(478)	151	(94)

	619	(169)	(960)	450	71

Impairment losses by division
UK Retail	300	387	470	687	824
UK Corporate	198	186	450	384	550
Wealth	7	4	16	11	22
Global Banking & Markets	164	32	(31)	196	238
Global Transaction Services	3	-	4	3	13
Ulster Bank	281	218	90	499	157
US Retail & Commercial	144	143	146	287	369
RBS Insurance	-	-	1	-	6
Central items	-	1	1	1	(2)

Core	1,097	971	1,147	2,068	2,177
Non-Core	1,390	1,704	3,516	3,094	5,344

Group impairment losses	2,487	2,675	4,663	5,162	7,521

Divisional performance (continued)

Key points

•

Operating profit before impairment losses, adjusted for the movement in the fair value of own debt, was £2,737 million, down 23% compared with the first quarter of 2010 but up 31% compared with the second quarter of 2009. Pre-impairment profits grew in every Core division except GBM and RBS Insurance.

•

Core Retail & Commercial generated good growth in pre-impairment operating profit during the second quarter, but this was offset by weaker GBM performance in more difficult conditions and by operating losses due to prior year reserve increases in RBS Insurance.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	276	140	20	416	37
UK Corporate	390	318	85	708	406
Wealth	81	62	118	143	212
Global Banking & Markets	1,081	1,466	1,049	2,547	4,517
Global Transaction Services	279	233	265	512	496
Ulster Bank	(177)	(137)	(12)	(314)	(8)
US Retail & Commercial	129	40	(10)	169	(51)
RBS Insurance	(203)	(50)	141	(253)	217
Central items	337	200	(312)	537	177

Core	2,193	2,272	1,344	4,465	6,003
Non-Core	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

Group operating profit/(loss)	869	713	(3,533)	1,582	(3,354)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	%	%	%	%	%

Net interest margin by division
UK Retail	3.88	3.66	3.69	3.77	3.57
UK Corporate	2.50	2.38	2.17	2.44	2.03
Wealth	3.36	3.38	4.82	3.37	4.65
Global Banking & Markets	1.01	1.11	1.48	1.06	1.73
Global Transaction Services	6.47	7.97	9.23	7.11	8.74
Ulster Bank	1.92	1.77	2.03	1.84	1.95
US Retail & Commercial	2.78	2.69	2.32	2.73	2.32
Non-Core	1.22	1.25	0.45	1.24	0.54

Group	2.03	1.92	1.70	1.97	1.74

Divisional performance (continued)

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	49.1	49.8	(1%)	51.3	(4%)
UK Corporate	87.6	91.3	(4%)	90.2	(3%)
Wealth	12.0	11.7	3%	11.2	7%
Global Banking & Markets	141.3	141.8	-	123.7	14%
Global Transaction Services	19.4	20.4	(5%)	19.1	2%
Ulster Bank	30.5	32.8	(7%)	29.9	2%
US Retail & Commercial	65.5	63.8	3%	59.7	10%
Other	16.9	9.6	76%	9.4	80%

Core	422.3	421.2	-	394.5	7%
Non-Core	175.0	164.3	7%	171.3	2%

	597.3	585.5	2%	565.8	6%
Benefit of Asset Protection Scheme	(123.4)	(124.8)	(1%)	(127.6)	(3%)

Total	473.9	460.7	3%	438.2	8%

UK Retail

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,001	933	868	1,934	1,665

Net fees and commissions - banking	263	259	321	522	658
Other non-interest income (net of insurance claims)	56	56	69	112	122

Non-interest income	319	315	390	634	780

Total income	1,320	1,248	1,258	2,568	2,445

Direct expenses
- staff	(203)	(198)	(214)	(401)	(428)
- other	(111)	(105)	(102)	(216)	(217)
Indirect expenses	(430)	(418)	(452)	(848)	(939)

	(744)	(721)	(768)	(1,465)	(1,584)

Operating profit before impairment losses	576	527	490	1,103	861
Impairment losses	(300)	(387)	(470)	(687)	(824)

Operating profit	276	140	20	416	37

Analysis of income by product
Personal advances	236	234	311	470	616
Personal deposits	277	277	354	554	751
Mortgages	478	422	273	900	480
Bancassurance	58	59	69	117	121
Cards	239	229	212	468	416
Other	32	27	39	59	61

Total income	1,320	1,248	1,258	2,568	2,445

Analysis of impairment by sector
Mortgages	44	48	41	92	63
Personal	168	233	299	401	494
Cards	88	106	130	194	267

Total impairment	300	387	470	687	824

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.2%	0.2%	0.2%	0.2%	0.2%
Personal	5.3%	7.1%	8.3%	6.3%	6.9%
Cards	5.9%	7.1%	8.5%	6.5%	8.8%

	1.1%	1.5%	1.9%	1.3%	1.7%

UK Retail (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	18.8%	9.4%	1.2%	14.2%	1.1%
Net interest margin	3.88%	3.66%	3.69%	3.77%	3.57%
Cost:income ratio	57%	56%	60%	57%	64%
Adjusted cost:income ratio (2)	56%	58%	61%	57%	65%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	86.9	84.8	2%	83.2	4%
- personal	12.8	13.2	(3%)	13.6	(6%)
- cards	6.0	6.0	-	6.2	(3%)
Customer deposits (excluding bancassurance)	90.0	89.4	1%	87.2	3%
Assets under management (excluding deposits)	5.4	5.3	2%	5.3	2%
Risk elements in lending	4.8	4.7	2%	4.6	4%
Loan:deposit ratio (excluding repos)	114%	113%	100bp	115%	(100bp)
Risk-weighted assets	49.1	49.8	(1%)	51.3	(4%)

Notes:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Key points

Q2 2010 compared with Q1 2010

•

Operating profit of £276 million in Q2 2010 was £136 million higher than in the previous quarter. Impairment losses fell £87 million to £300 million. Growth in income of 6% (£72 million) was partly offset by increased costs. Return on equity was 18.8%, compared with 9.4% in Q1 2010.

•

UK Retail continues to focus on the delivery of its strategic plan and is benefiting from investment in process improvements and automation. The division launched its customer charter during Q2 2010, which has been well received by customers and staff.

UK Retail (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)

•

UK Retail continued to achieve its growth targets for secured lending while building customer deposits.

o  Mortgage balances were up 2% on Q1 2010, with continued retention of existing customers and new business sourced predominantly from the existing customer base. Gross lending increased 41% on Q1 2010, which saw low levels of business activity, driven by seasonality and removal of stamp duty relief at the end of 2009. Market share of new mortgage lending was 12%, still well above the Group's 7% share of stock. The Group considers mortgages to be a critical customer need and will continue to make lending available for both new and existing customers.

o  Unsecured lending fell 2% in the quarter, as repayments continued to exceed new borrowing, which remained subdued in line with trends in the economy.

o  Deposit growth continued albeit at a slower rate than previously with 1% growth in the quarter. This growth was despite a challenging market place, continued low interest rates and significant maturities of earlier fixed-term products.

o  The loan to deposit ratio at 30 June 2010 was 114%, 1 percentage point higher than Q1 2010 as a result of continued strong growth in mortgage balances.

•

Net interest income increased by 7%, with net interest margin increasing by 22 basis points.  Asset margins continued to widen across all products, while liability margins in Q2 2010 were slightly lower than in Q1 2010.  Savings margins remained stable, but swap rates on current account hedges declined.

•	Non-interest income increased by 1%, with transaction-based fee income remaining stable as growth in the current economic climate remained challenging.

•

Costs increased by 3% in the quarter reflecting marketing expenses associated with the launch of the customer charter as well as the impact of annual pay awards. Adjusted for insurance claims, the cost:income ratio improved by 2 percentage points to 56%.

•

Impairment losses declined by 22% in Q2 2010. The impairment outlook is expected to remain steady and may improve slightly, subject to economic conditions remaining stable.

o  Mortgage impairment losses decreased 8% in the quarter due to a reduction in customer default volumes, with performance continuing to benefit from the low interest rate environment.

o  The unsecured portfolio impairment charge fell 24% to £ 256 million, on a book of £19 billion, due to lower default volumes together with improved collections performance.

•

Risk-weighted assets fell marginally in the quarter as the impacts of mortgage volume growth and a retiring cards securitisation were more than offset by lower unsecured balances.    Portfolio credit metrics remain stable.

UK Retail (continued)

Key points (continued)

Q2 2010 compared with Q2 2009

•

Operating profit increased significantly, with income up 5% and costs down 3%, while impairments were 36% lower than in the previous year, primarily reflecting lower volumes of arrears on the unsecured portfolio.

•

Net interest income was 15% higher than Q2 2009, with widening asset margins across all products. Liability margins came under pressure during 2009, with savings margin sacrificed to support balance growth.

•	Non interest income decreased 18% versus prior year primarily as a result of changes to the structure of overdraft charges which took effect from Q4 2009.

•

Deposit balances were up 8% on Q2 2009.  Savings balances grew by 9%, significantly outperforming the market, which remains intensely competitive. Personal current account balances were up 5%, with 2% growth in accounts.

•	Mortgage balances at 30 June 2010 were up 13%. UK Retail continues to take proactive steps to support and retain existing customers.

•	Costs were 3% lower than in Q2 2009, driven by process re-engineering efficiencies within the branch network and operational centres. The adjusted cost:income ratio fell from 61% to 56%.

•	Impairment losses dropped by 36% compared with Q2 2009, primarily reflecting lower arrears volumes on the unsecured portfolio and stabilisation of recovery expectations.

H1 2010 compared with H1 2009

•

Net interest income was 16% higher, with net interest margin increasing 20 basis points.  Widening asset margins across all products and an increasing number of mortgage customers choosing to remain on standard variable rate were the key drivers. Liability margins, however, fell as a result of lower interest rates, a competitive market place and our focus on saving balance growth.

•

Total customer lending grew 9% from H1 2009 with mortgage balances increasing 13%, whilst unsecured balances reduced 8%. Deposit balances grew 8% with savings deposits up 9% and current account balances up 5% on H1 2009.

•	Costs decreased by 8%, as process re-engineering helped to deliver lower staff costs and operational efficiencies.

•	Impairment losses fell 17% in H1 2010 as improved economic conditions favourably impacted unsecured impairments, which declined by £166 million whilst secured impairments grew by £29 million.

UK Corporate

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	647	610	560	1,257	1,059

Net fees and commissions	233	224	219	457	413
Other non-interest income	107	105	109	212	226

Non-interest income	340	329	328	669	639

Total income	987	939	888	1,926	1,698

Direct expenses
- staff	(189)	(205)	(182)	(394)	(367)
- other	(78)	(100)	(46)	(178)	(120)
Indirect expenses	(132)	(130)	(125)	(262)	(255)

	(399)	(435)	(353)	(834)	(742)

Operating profit before impairment losses	588	504	535	1,092	956
Impairment losses	(198)	(186)	(450)	(384)	(550)

Operating profit	390	318	85	708	406

Analysis of income by business
Corporate and commercial lending	660	630	520	1,290	996
Asset and invoice finance	154	134	123	288	232
Corporate deposits	185	176	264	361	554
Other	(12)	(1)	(19)	(13)	(84)

Total income	987	939	888	1,926	1,698

Analysis of impairment by sector
Banks and financial institutions	(9)	2	3	(7)	5
Hotels and restaurants	12	16	36	28	51
Housebuilding and construction	8	14	55	22	61
Manufacturing	2	6	17	8	21
Other	83	37	88	120	107
Private sector education, health, social work, recreational and community services	-	8	32	8	40
Property	61	66	149	127	160
Wholesale and retail trade, repairs	28	18	23	46	37
Asset and invoice finance	13	19	47	32	68

Total impairment	198	186	450	384	550

UK Corporate (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010*	30 June 2009*	30 June 2010*	30 June 2009*

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	(0.6%)	0.1%	0.3%	(0.2%)	0.2%
Hotels and restaurants	0.7%	1.0%	2.2%	0.8%	1.6%
Housebuilding and construction	0.7%	1.3%	4.8%	1.0%	2.7%
Manufacturing	0.1%	0.4%	1.2%	0.3%	0.7%
Other	1.0%	0.5%	1.1%	0.7%	0.7%
Private sector education, health, social work, recreational and community services	-	0.4%	2.0%	0.2%	1.3%
Property	0.8%	0.8%	1.8%	0.8%	0.9%
Wholesale and retail trade, repairs	1.1%	0.7%	0.9%	0.9%	0.7%
Asset and invoice finance	0.6%	0.8%	2.2%	0.7%	1.6%

	0.7%	0.7%	1.6%	0.7%	1.0%

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	15.0%	11.6%	3.2%	13.6%	7.6%
Net interest margin	2.50%	2.38%	2.17%	2.44%	2.03%
Cost:income ratio	40%	46%	40%	43%	44%

	30 June 2010	31 March 2010*		31 December 2009*
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	118.4	117.4	1%	114.9	3%
Loans and advances to customers (gross)
- banks and financial institutions	6.5	6.5	-	6.3	3%
- hotels and restaurants	7.0	6.6	6%	6.7	4%
- housebuilding and construction	4.6	4.3	7%	4.3	7%
- manufacturing	5.5	5.9	(7%)	5.9	(7%)
- other	32.6	31.1	5%	29.9	9%
- private sector education, health, social work, recreational and community services	9.1	8.5	7%	6.5	40%
- property	30.3	32.0	(5%)	33.0	(8%)
- wholesale and retail trade, repairs	10.4	10.4	-	10.2	2%
- asset and invoice finance	9.2	9.0	2%	8.8	5%
Customer deposits	95.4	91.4	4%	87.8	9%
Risk elements in lending	2.9	2.5	16%	2.3	26%
Loan:deposit ratio (excluding repos)	119%	124%	(500bp)	126%	(700bp)
Risk-weighted assets	87.6	91.3	(4%)	90.2	(3%)

* Revised to reflect improvement in data quality to more accurately reflect Standard Industrial Classification.

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q2 2010 compared with Q1 2010

•	Operating profit increased by 23% to £390 million, driven by good income growth and reduced costs.

•

Net interest income increased by 6%. Loans and advances to customers were broadly in line with previous quarter, despite robust levels of gross new lending; margins continue to recover from the low levels reached in 2008 and 2009. Customer deposits grew by £4 billion, with deposit-gathering initiatives continuing through the quarter. Deposit margins remained tight.  Net interest margin increased by 12 basis points.

•	Non-interest income increased 3%, driven by GBM cross sales and money transmission fees.

•	Staff costs were £16 million lower due to phasing of staff compensation. Excluding the £29 million Office of Fair Trading (OFT) penalty taken in Q1 2010, total expenses were 2% lower.

•	Impairments were broadly in line with the previous three quarters and continue to reflect the delicate financial condition of many clients, especially in the property and SME sectors.

•	Although nominal assets increased by 1%, risk-weighted assets decreased by 4%, primarily reflecting improvements in risk metrics.

Q2 2010 compared with Q2 2009

•	Operating profits increased by £305 million, reflecting income growth and significantly lower impairments.

•	Net interest income increased by 16%, driven by the recovery in lending margins. Non-interest income increased by 4%, from small increases across most fee and product lines.

•

Staff expenses increased by £7 million, with changes to the phasing of staff costs partially offset by reduced redundancy costs. Other expenses increased £32 million, partly as a result of a £19 million legal recovery in Q2 2009. Adjusting for this, total expenses were up 7%.

•	Impairments decreased by £252 million compared with Q2 2009, which included a higher charge taken to reflect potential losses in the portfolio not yet specifically identified.

H1 2010 compared with H1 2009

•	Operating profit increased by £302 million or 74% compared with H1 2009, driven by strong income performance (up 13%) and significantly lower impairments.

•

Net interest income increased by £198 million, 19%, and net interest margin recovered, rising by 41 basis points, reflecting repricing of the loan portfolio and a better funding cost environment than in the prior year, offset by adverse deposit floor impacts. Deposit-gathering initiatives delivered balance growth of 11% and the loan:deposit ratio improved to 119%, compared with 130% at H1 2009.

•	Non-interest income increased by 5%, reflecting good refinancing activity levels.

•	Total expenses increased £92 million, 12%, or 2% after excluding the OFT penalty and legal recovery and normalising for phasing of staff compensation and 2009 redundancy costs.

•	Impairments were £166 million lower, primarily a result of higher charges taken in H1 2009 to reflect potential losses in the portfolio not yet specifically identified.

Wealth

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	150	143	176	293	334

Net fees and commissions	97	95	90	192	180
Other non-interest income	19	17	21	36	42

Non-interest income	116	112	111	228	222

Total income	266	255	287	521	556

Direct expenses
- staff	(92)	(99)	(78)	(191)	(168)
- other	(34)	(30)	(34)	(64)	(67)
Indirect expenses	(52)	(60)	(41)	(112)	(87)

	(178)	(189)	(153)	(367)	(322)

Operating profit before impairment losses	88	66	134	154	234
Impairment losses	(7)	(4)	(16)	(11)	(22)

Operating profit	81	62	118	143	212

Analysis of income
Private Banking	216	204	242	420	461
Investments	50	51	45	101	95

Total income	266	255	287	521	556

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Net interest margin	3.36%	3.38%	4.82%	3.37%	4.65%
Cost:income ratio	67%	74%	53%	70%	58%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	6.9	6.8	1%	6.5	6%
- personal	6.4	6.2	3%	4.9	31%
- other	1.6	1.5	7%	2.3	(30%)
Customer deposits	36.2	36.4	(1%)	35.7	1%
Assets under management (excluding deposits)	30.2	31.7	(5%)	30.7	(2%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	41%	40%	100bp	38%	300bp
Risk-weighted assets	12.0	11.7	3%	11.2	7%

Wealth (continued)

Key points

Q2 2010 compared with Q1 2010

•	Operating profit rose 31% to £81 million, mostly reflecting increased net interest income and a reduction in expenses.

•

Competition in the deposit market remains intense. Deposits showed a slight decline from Q1 2010, with continued growth in the UK offset by reductions in the international businesses. At constant exchange rates deposits were flat.

•	Loans and advances grew in response to client demand, increasing 3% over the prior quarter with margins continuing to improve.

•

Assets under management were affected by adverse market conditions, with balances declining 5%. Assets under management outflows continued in the international businesses, where competition for private bankers has resulted in client attrition.

•

Total expenses decreased 6% on the previous quarter reflecting the phasing of compensation accruals. On an underlying basis, total expenses were flat with a reduction in indirect expenses offsetting the impact of the annual pay round and increased investment in staff.

Q2 2010 compared with Q2 2009

•

Operating profit decreased by 31% reflecting significant margin pressure, particularly on the deposit book. Net interest income fell 15%, with a marked reduction in net interest margin partly offset by growth in client deposit and loan balances.

•

Client deposits grew 3% with increases most evident in the UK as new products attracted funds.  Deposit outflows occurred in the international businesses where competition for private bankers has resulted in client attrition.

•	Lending margins widened by 22 basis points and loans and advances grew by 20%, reflecting the strong client demand evident during 2009 and 2010.

•	Total expenses rose 16% reflecting changes to compensation structures and to indirect expense allocations.

H1 2010 compared with H1 2009

•	Trends in the first half were consistent with those exhibited in the second quarter.

•	The economic backdrop and highly competitive deposit market have left the division tracking behind its deposit growth targets. As a consequence the loan:deposit ratio has deteriorated to 41%.

Global Banking & Markets

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	335	379	660	714	1,472

Net fees and commissions receivable	314	345	412	659	709
Income from trading activities	1,563	1,995	1,132	3,558	5,213
Other operating income (net of related funding costs)	66	73	(101)	139	(199)

Non-interest income	1,943	2,413	1,443	4,356	5,723

Total income	2,278	2,792	2,103	5,070	7,195

Direct expenses
- staff	(634)	(891)	(680)	(1,525)	(1,568)
- other	(237)	(229)	(204)	(466)	(478)
Indirect expenses	(162)	(174)	(201)	(336)	(394)

	(1,033)	(1,294)	(1,085)	(2,327)	(2,440)

Operating profit before impairment losses	1,245	1,498	1,018	2,743	4,755
Impairment losses	(164)	(32)	31	(196)	(238)

Operating profit	1,081	1,466	1,049	2,547	4,517

Analysis of income by product
Rates - money markets	4	88	466	92	1,319
Rates - flow	471	699	536	1,170	1,833
Currencies & Commodities	179	295	416	474	955
Equities	238	314	364	552	735
Credit markets	474	959	690	1,433	1,548
Portfolio management and origination	581	469	113	1,050	640
Fair value of own debt	331	(32)	(482)	299	165

Total income	2,278	2,792	2,103	5,070	7,195

Analysis of impairment by sector
Manufacturing and infrastructure	(12)	(7)	23	(19)	39
Property and construction	56	8	4	64	50
Banks and financial institutions	110	16	39	126	43
Other	10	15	(97)	25	106

Total impairment	164	32	(31)	196	238

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.7%	0.1%	(0.1%)	0.4%	0.4%

Global Banking & Markets (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	20.1%	28.4%	24.8%	23.7%	53.3%
Net interest margin	1.01%	1.11%	1.48%	1.06%	1.73%
Cost:income ratio	45%	46%	52%	46%	34%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances (including banks)	128.9	133.5	(3%)	127.8	1%
Reverse repos	85.6	93.1	(8%)	73.3	17%
Securities	109.8	116.6	(6%)	106.0	4%
Cash and eligible bills	41.2	61.9	(33%)	74.0	(44%)
Other	34.5	38.6	(11%)	31.1	11%

Total third party assets (excluding derivatives mark to market)	400.0	443.7	(10%)	412.2	(3%)
Net derivative assets (after netting)	52.1	66.9	(22%)	68.0	(23%)
Customer deposits (excluding repos)	45.6	47.0	(3%)	46.9	(3%)
Risk elements in lending	1.8	1.2	50%	1.8	-
Loan:deposit ratio (excluding repos)	195%	195%	-	194%	100bp
Risk-weighted assets	141.3	141.8	-	123.7	14%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q2 2010 compared with Q1 2010

•

Excluding the movement in fair value of own debt, revenue fell 31% from the strong first quarter, which included excellent performances in credit markets and rates-flow. All fixed income and currency products saw a reduction in revenue during Q2 2010, reflecting a drop in market liquidity as customer flows declined on increased risk aversion. Equities revenue also fell, with lower global equity capital markets volumes and subdued investor confidence.

•

Operating profit fell 26% in the quarter, in line with lower revenues. While headline return on equity (RoE) was 20%, adjusting for the fair value of own debt RoE was 14%, still broadly in line with the 2011 strategic plan target of c.15%, in spite of the tough market conditions.

Global Banking & Markets (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)

•

Total costs fell by 20% as a result of lower incentive compensation accruals, with non-staff costs held flat. Excluding the impact of fair value own debt, the compensation ratio was 33%, while the cost:income ratio of 53% remains below 55%, the 2013 strategic plan target.

•	Higher impairments reflect a small number of individual provisions.

•

Balance sheet management remained tight in Q2 2010, with reverse repos and securities lower than in the prior quarter. Holdings of cash and Treasury bills were reduced at the divisional level, offset by greater holdings of term liquidity instruments at the Group level.

•	Risk-weighted assets remained flat over the period, reflecting tight management of underlying risks and regulatory charges.

Q2 2010 compared with Q2 2009

•	Operating profit increased by 3% benefitting from an £813 million swing in the fair value of own debt. Excluding this, operating profit fell 51% due to lower revenue and higher impairment losses.

•

Excluding the movement in fair value of own debt, revenue fell 25%.  Money markets revenue fell sharply from the levels achieved during the exceptional market conditions experienced during the first half of 2009.  Credit markets revenue also fell as the trading environment deteriorated in response to uncertainty in the eurozone, although the largely US-based mortgage trading business continued to perform well and has maintained its revenue over the period.

•	Portfolio management revenue was boosted by a swing in market derivative values and by lower costs associated with credit risk and balance sheet management trades.

•

The widening of the Group credit spreads contrasted with a narrowing in Q2 2009, generating a £331 million credit from the movement in the fair value of own debt compared with a £482 million debit in Q2 2009.

H1 2010 compared with H1 2009

•

Operating profit fell 44%.  Although Q1 2010 was a strong quarter, Q2 2010 saw weakening investor confidence and subdued deal volumes.  This was in contrast to H1 2009 when markets rebounded and revenues were enhanced by wide spreads and volatility.

•

Money markets revenue fell sharply as rapidly falling short term interest rates generated exceptional revenue opportunities last year.  Rates-flow and Currencies & Commodities also fell meaningfully compared with H1 2009 as the exceptional volatility and wide bid-offer spreads were not repeated in 2010.  Credit markets declined a more modest 7% as the mortgage trading business enjoyed both a buoyant market and strong customer demand in H1 2010.

•

Growth in portfolio management revenues reflects lower costs incurred on credit risk / balance sheet management trades.  The underlying origination and lending business remained flat.  A strong finish to Q1 2010 gave way to a subdued Q2 2010 as investor confidence waned following uncertainty in the eurozone.

Global Transaction Services

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	237	217	225	454	445
Non-interest income	411	390	398	801	783

Total income	648	607	623	1,255	1,228

Direct expenses
- staff	(102)	(104)	(87)	(206)	(182)
- other	(37)	(33)	(38)	(70)	(73)
Indirect expenses	(227)	(237)	(229)	(464)	(464)

	(366)	(374)	(354)	(740)	(719)

Operating profit before impairment losses	282	233	269	515	509
Impairment losses	(3)	-	(4)	(3)	(13)

Operating profit	279	233	265	512	496

Analysis of income by product
Domestic cash management	201	194	204	395	406
International cash management	193	185	179	378	348
Trade finance	76	71	77	147	152
Merchant acquiring	133	115	126	248	250
Commercial cards	45	42	37	87	72

Total income	648	607	623	1,255	1,228

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Net interest margin	6.47%	7.97%	9.23%	7.11%	8.74%
Cost:income ratio	56%	62%	57%	59%	59%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	25.7	25.6	-	18.4	40%
Loans and advances	15.6	14.3	9%	12.7	23%
Customer deposits	62.7	64.6	(3%)	61.8	1%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	25%	22%	300bp	21%	400bp
Risk-weighted assets	19.4	20.4	(5%)	19.1	2%

Global Transaction Services (continued)

Key points

Q2 2010 compared with Q1 2010

•	Operating profit increased 20%, or 18% at constant foreign exchange rates, driven by increased deposit income and lower expenses.

•	Income increased by 7%, or 6% at constant foreign exchange rates, reflecting higher domestic and international average deposit balances and improving merchant acquiring volumes.

•	Expenses fell by 2% and were 1% lower at constant foreign exchange rates. Direct costs were broadly flat, with lower staff compensation offset by increased investment.

•

Customer deposits at 30 June were 3% lower than at 31 March, principally as a result of adverse currency movements (down 1% at constant exchange rates). Average balances for the quarter increased by 4%.

•	Risk-weighted assets decreased by £1.0 billion as a result of RBS NV moving to advanced status under Basel II.

Q2 2010 compared with Q2 2009

•	Operating profit increased 5%, driven by higher income from deposits (average balances were 27% higher), partially offset by expense growth.

•	Income was up 4%, reflecting improved deposit volumes, higher transactional foreign exchange income and increased commercial cards activity.

•	Expenses increased by 3%, with higher staff compensation partially offset by lower indirect costs.

H1 2010 compared with H1 2009

•	Operating profit increased by 3%, or 5% at constant foreign exchange rates with higher income and lower impairments partially offset by increased expenses.

•	Income increased by 2%, or 3% at constant foreign exchange rates, with higher deposit volumes, improved transactional foreign exchange income and strong growth in commercial cards.

•	Expenses increased by 3%, as a result of changes to the phasing of staff compensation.

•	Customer spot deposit balances at £62.7 billion were up 16% (average balances up 19%) with growth in both the UK and international cash management (ICM) businesses.
•

Third party assets increased by £6.3 billion, of which £3.8 billion was due to the bringing of yen clearing activities in-house. Loans and advances to customers increased by 16%, reflecting higher trade finance volumes.

•	Risk-weighted assets increased £2.7 billion across the trade and ICM businesses partially offset by some benefits from the completion of the Basel II advanced implementation.

Ulster Bank

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	194	188	208	382	410

Net fees and commissions	43	35	39	78	85
Other non-interest income	10	18	12	28	23

Non-interest income	53	53	51	106	108

Total income	247	241	259	488	518

Direct expenses
- staff	(60)	(66)	(81)	(126)	(170)
- other	(17)	(18)	(25)	(35)	(47)
Indirect expenses	(66)	(76)	(75)	(142)	(152)

	(143)	(160)	(181)	(303)	(369)

Operating profit before impairment losses	104	81	78	185	149
Impairment losses	(281)	(218)	(90)	(499)	(157)

Operating loss	(177)	(137)	(12)	(314)	(8)

Analysis of income by business
Corporate	134	145	138	279	300
Retail	105	112	101	217	194
Other	8	(16)	20	(8)	24

Total income	247	241	259	488	518

Analysis of impairment by sector
Mortgages	33	33	10	66	24
Corporate
- property	117	82	63	199	75
- other corporate	118	91	3	209	31
Other lending	13	12	14	25	27

Total impairment	281	218	90	499	157

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.9%	0.8%	0.2%	0.9%	0.3%
Corporate
- property	4.9%	3.3%	2.7%	4.2%	1.6%
- other corporate	4.8%	3.5%	0.1%	4.2%	0.5%
Other lending	2.7%	2.0%	3.5%	2.6%	3.4%

	3.1%	2.3%	0.9%	2.8%	0.8%

Ulster Bank (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	(21.7%)	(16.0%)	(1.8%)	(19.2%)	(0.6%)
Net interest margin	1.92%	1.77%	2.03%	1.84%	1.95%
Cost:income ratio	58%	66%	70%	62%	71%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	14.9	16.1	(7%)	16.2	(8%)
- corporate
- property	9.5	9.9	(4%)	10.1	(6%)
- other corporate	9.9	10.4	(5%)	11.0	(10%)
- other lending	1.9	2.4	(21%)	2.4	(21%)
Customer deposits	22.7	23.7	(4%)	21.9	4%
Risk elements in lending
- mortgages	0.7	0.7	-	0.6	17%
- corporate
- property	1.3	1.0	30%	0.7	86%
- other corporate	1.3	1.1	18%	0.8	63%
- other lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	154%	159%	(500bp)	177%	(2,300bp)
Risk-weighted assets	30.5	32.8	(7%)	29.9	2%

Note:

(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q2 2010 compared with Q1 2010

•

Operating loss totalled £177 million for the quarter, a deterioration of £40 million from the previous quarter, driven by higher impairment losses. Operating profit before impairment losses increased by 38% on a constant currency basis, with favourable movements on both income and expenses.

•

Net interest income increased by 6% in constant currency terms largely driven by higher income on capital. Although the deposit market remained competitive, placing continued pressure on liability spreads, loan margins continued on an upward trend, benefiting from the impact of ongoing pricing actions. As a result, net interest margin increased by 15 basis points to 192 basis points.

•

Loans to customers remain broadly unchanged in the quarter in constant currency terms. Customer deposit balances increased by 2% on the same basis, reflecting an ongoing focus on growing the core customer deposit base.

Ulster Bank (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)

•	Total expenses decreased by 10% on a constant currency basis reflecting strong cost discipline across both direct and indirect cost bases.

•

Impairment losses increased by £63 million in the quarter. Economic conditions remain challenging with a continued downward pressure on asset values and a resultant impact on the credit quality of customers. The bank continues to support customers through a range of debt management initiatives.

Q2 2010 compared with Q2 2009

•	Net interest income reduced by 7% on a constant currency basis with continued pressure on deposit margins partly offset by positive loan pricing actions.

•

Loans to customers decreased by 4% in constant currency terms as levels of new business activity remain muted. Customer deposits increased by 23% at constant currency from Q2 2009 driven by a significant uplift in both retail and wholesale customer balances.

•

Non-interest income has remained broadly flat over the period reflecting subdued activity levels across most business lines. The bank continues to focus on developing new product lines and diversifying its income base.

•

Total expenses declined by 20% in constant currency terms, largely driven by the restructuring programme, which commenced in 2009. The rollout of the programme has resulted in a downward trend in direct expenses throughout 2009 and is a key driver in the reduction in the cost:income ratio from 70% to 58% over the period.

•	Impairment losses increased significantly over the period reflecting the deterioration in the Irish economic environment and the resultant impact on customer repayment capacity.

•	Risk-weighted assets increased by 20% on a constant currency basis reflecting the continued weak credit environment and consequent procyclical impact.

H1 2010 compared with H1 2009

•	An increase in impairment losses of £342 million from H1 2009 has resulted in a significant deterioration in financial performance and an operating loss of £314 million for the period.

•	Ulster Bank customer numbers increased by 3% over the period with strong flow trends particularly in retail current and deposit accounts.

US Retail & Commercial (£ Sterling)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	502	468	448	970	942

Net fees and commissions	203	177	209	380	407
Other non-interest income	72	75	45	147	97

Non-interest income	275	252	254	527	504

Total income	777	720	702	1,497	1,446

Direct expenses
- staff	(151)	(215)	(184)	(366)	(402)
- other	(163)	(134)	(188)	(297)	(331)
Indirect expenses	(190)	(188)	(194)	(378)	(395)

	(504)	(537)	(566)	(1,041)	(1,128)

Operating profit before impairment losses	273	183	136	456	318
Impairment losses	(144)	(143)	(146)	(287)	(369)

Operating profit/(loss)	129	40	(10)	169	(51)

Average exchange rate - US$/£	1.492	1.560	1.551	1.525	1.494

Analysis of income by product
Mortgages and home equity	124	115	130	239	272
Personal lending and cards	122	114	113	236	220
Retail deposits	248	226	202	474	433
Commercial lending	152	142	140	294	281
Commercial deposits	86	81	89	167	193
Other	45	42	28	87	47

Total income	777	720	702	1,497	1,446

Analysis of impairment by sector
Residential mortgages	22	19	12	41	35
Home equity	38	6	43	44	72
Corporate and commercial	76	49	61	125	169
Other consumer	7	56	30	63	93
Securities impairment losses	1	13	-	14	-

Total impairment	144	143	146	287	369

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.3%	1.1%	0.7%	1.2%	1.0%
Home equity	0.9%	0.1%	1.1%	0.5%	0.9%
Corporate and commercial	1.5%	1.0%	1.2%	1.2%	1.6%
Other consumer	0.3%	2.8%	1.4%	1.6%	2.2%

	1.1%	1.0%	1.1%	1.1%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Performance ratios
Return on equity (1)	6.4%	2.0%	(0.6%)	4.2%	(1.5%)
Net interest margin	2.78%	2.69%	2.32%	2.73%	2.32%
Cost:income ratio	65%	74%	81%	69%	78%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives)	77.4	78.2	(1%)	74.8	3%
Loans and advances to customers (gross)
- residential mortgages	6.6	6.7	(1%)	6.5	2%
- home equity	16.3	16.2	1%	15.4	6%
- corporate and commercial	20.7	20.5	1%	19.5	6%
- other consumer	8.0	8.0	-	7.5	7%
Customer deposits (excluding repos)	62.3	62.5	-	60.1	4%
Risk elements in lending
- retail	0.4	0.4	-	0.4	-
- commercial	0.5	0.3	67%	0.2	150%
Loan:deposit ratio (excluding repos)	81%	81%	-	80%	100bp
Risk-weighted assets	65.5	63.8	3%	59.7	10%

Spot exchange rate - US$/£	1.498	1.517		1.622

Note:

(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

•	Sterling continued to weaken over the course of the second quarter, with the average exchange rate declining by 4% compared with Q1 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 43 and 44.

US Retail & Commercial (US Dollar)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	748	730	696	1,478	1,407

Net fees and commissions	303	276	324	579	608
Other non-interest income	110	116	69	226	144

Non-interest income	413	392	393	805	752

Total income	1,161	1,122	1,089	2,283	2,159

Direct expenses
- staff	(223)	(335)	(287)	(558)	(600)
- other	(246)	(207)	(289)	(453)	(495)
Indirect expenses	(283)	(293)	(301)	(576)	(589)

	(752)	(835)	(877)	(1,587)	(1,684)

Operating profit before impairment losses	409	287	212	696	475
Impairment losses	(214)	(224)	(231)	(438)	(551)

Operating profit/(loss)	195	63	(19)	258	(76)

Analysis of income by product
Mortgages and home equity	185	180	203	365	407
Personal lending and cards	182	178	174	360	328
Retail deposits	372	351	315	723	647
Commercial lending	226	222	217	448	419
Commercial deposits	128	126	138	254	288
Other	68	65	42	133	70

Total income	1,161	1,122	1,089	2,283	2,159

Analysis of impairment by sector
Residential mortgages	33	30	19	63	52
Home equity	56	10	65	66	107
Corporate and commercial	113	77	99	190	253
Other consumer	10	87	48	97	139
Securities impairment losses	2	20	-	22	-

Total impairment	214	224	231	438	551

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.3%	1.2%	0.6%	1.3%	0.9%
Home equity	0.9%	0.2%	1.0%	0.5%	0.8%
Corporate and commercial	1.5%	1.0%	1.2%	1.2%	1.5%
Other consumer	0.3%	2.9%	1.4%	1.6%	2.0%

	1.1%	1.1%	1.1%	1.1%	1.3%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Performance ratios
Return on equity (1)	6.5%	2.1%	(0.7%)	4.3%	(1.3%)
Net interest margin	2.78%	2.69%	2.32%	2.73%	2.32%
Cost:income ratio	65%	74%	81%	69%	78%

	30 June 2010	31 March 2010		31 December 2009
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives)	115.9	118.6	(2%)	121.3	(4%)
Loans and advances to customers (gross)
- residential mortgages	9.9	10.1	(2%)	10.6	(7%)
- home equity	24.4	24.6	(1%)	25.0	(2%)
- corporate and commercial	30.9	31.1	(1%)	31.6	(2%)
- other consumer	12.0	12.1	(1%)	12.1	(1%)
Customer deposits (excluding repos)	93.3	94.8	(2%)	97.4	(4%)
Risk elements in lending
- retail	0.6	0.6	-	0.6	-
- commercial	0.7	0.5	40%	0.4	75%
Loan:deposit ratio (excluding repos)	81%	81%	-	80%	100bp
Risk-weighted assets	98.1	96.8	1%	96.9	1%

Note:

(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q2 2010 compared with Q1 2010

•

US Retail & Commercial returned a profit for the second consecutive quarter, posting an operating profit of $195 million compared with $63 million in the prior quarter. Excluding a $113 million credit related to changes to the defined benefit pension plan, operating profit was up $19 million, 30%, driven by growth in both net interest and non-interest income. However, economic conditions in the division's core regions remain difficult, with lingering high unemployment, a soft housing market and subdued consumer activity.

•

Net interest income was up 2%, while loans and advances were down 1%, reflecting a lack of credit demand.  Net interest margin improved by 9 basis points to 2.78%, substantially driven by a continuing change in deposit mix, with continued migration from lower margin time deposits to more favourably priced demand deposit accounts.

•	Non-interest income was up 5% with an increase in deposit fees, debit card income and mortgage banking income more than offsetting a $13 million reduction in securities gains.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)

•

Expenses were down 10%, including the pension credit associated with changes to the defined benefit pension plan. This more than offset movements in mortgage servicing rights and marketing and communications costs partly related to a new brand launch.

•	Impairment losses improved slightly as losses associated with other than temporary impairment related to securities were taken in Q1 2010. Loan impairments remained flat at 1.1% of loans and advances.

Q2 2010 compared with Q2 2009

•	Operating profit increased to $195 million from an operating loss of $19 million.

•	Net interest income was up 7%, with net interest margin improving by 46 basis points, driven by changes to deposit pricing and mix offset by lower loan volume.

•

Non-interest income was up 5% reflecting higher gains on securities realisations and improved debit card income, but mortgage refinancing activity moderated in 2010, compared with the record levels reached in 2009.

•

Expenses were down 14% reflecting the benefit associated with the changes to the defined benefit pension plan and lower deposit insurance costs, including a one-off FDIC assessment in Q2 2009, which more than offset an impairment of mortgage servicing rights, changes in compensation accrual methodology, and higher medical costs.

•	Impairment losses declined 7%, following significant loan reserve building in 2009, and have stabilised at 1.1% of loans and advances.

•

Customer deposits were down 5% reflecting pricing strategies on low margin term and time products but strong growth was achieved in checking balances.  Over 31,000 consumer checking accounts and more than 13,500 small business checking accounts were added over the year. Consumer checking balances grew by 9% and small business balances by 9%.

H1 2010 compared with H1 2009

•

Operating profit increased to $258 million from an operating loss of $76 million with income up 6%, expenses down 6% and impairment losses down 21%.  The drivers are consistent with Q2 2010 compared with Q2 2009.

•	Loan impairments decreased as a proportion of loans and advances from 1.3% to 1.1%.

RBS Insurance

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,118	1,130	1,119	2,248	2,225
Reinsurers' share	(38)	(34)	(40)	(72)	(85)

Net premium income	1,080	1,096	1,079	2,176	2,140
Fees and commissions	(91)	(89)	(95)	(180)	(187)
Instalment income	35	35	35	70	67
Other income	7	6	6	13	13

Total income	1,031	1,048	1,025	2,079	2,033

Net claims	(1,132)	(974)	(758)	(2,106)	(1,551)

Underwriting (loss)/profit	(101)	74	267	(27)	482

Staff expenses	(66)	(63)	(69)	(129)	(139)
Other expenses	(48)	(47)	(54)	(95)	(121)

Total direct expenses	(114)	(110)	(123)	(224)	(260)
Indirect expenses	(62)	(65)	(65)	(127)	(131)

	(176)	(175)	(188)	(351)	(391)

Technical result	(277)	(101)	79	(378)	91

Impairment losses	-	-	(1)	-	(6)
Investment income	74	51	63	125	132

Operating (loss)/profit	(203)	(50)	141	(253)	217

Analysis of income by product
Own-brand
- motor	476	486	473	962	927
- household and life	212	212	199	424	395
Partnerships and broker
- motor	120	126	133	246	263
- household and life	77	77	75	154	153
Other (international, commercial and central)	146	147	145	293	295

Total income	1,031	1,048	1,025	2,079	2,033

RBS Insurance (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

In-force policies (thousands)
Motor own-brand	4,513	4,715	4,789	4,513	4,789
Own-brand non-motor (home, pet, rescue, HR24)	6,309	6,367	5,890	6,309	5,890
Partnerships & broker (motor, home, pet, rescue, HR24)	4,945	5,185	5,609	4,945	5,609
Other (international, commercial and central)	1,322	1,411	1,210	1,322	1,210

Total in-force policies	17,089	17,678	17,498	17,089	17,498

Gross written premium (£m)	1,092	1,090	1,147	2,182	2,270

Performance ratios
Return on equity (1)	(21.8%)	(5.4%)	17.7%	(13.6%)	13.6%
Cost:income ratio (2)	16%	16%	17%	16%	18%
Loss ratio (3)	106.3%	89.1%	69.1%	97.7%	71.7%
Combined operating ratio (4)	128.7%	111.9%	91.3%	120.2%	95.2%

Balance sheet
General insurance reserves - total (£m)	7,326	7,101	6,601	7,326	6,601

Notes:

(1)	Based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Cost:income ratio is based on total income, including investment income and total expenses.
(3)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(4)	Combined operating ratio is the expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Key points

Q2 2010 compared with Q1 2010

●

The performance of RBS Insurance was adversely impacted by a significant increase in bodily injury reserving, including adding £241 million to reserves relating to prior years.  This resulted in an underwriting and operating loss in the motor book. Actions are in progress to tighten underwriting criteria and to restore the profitability of the business.

●	RBS Insurance's home insurance business has continued to make good progress and the division has now established itself as the largest home insurance provider within the UK.

●

As planned, total in-force policies have declined due to a reduction in motor policies following significant re-pricing as well as exiting less profitable partnership and broker business. This decline has been partly offset by growth in home and international policies. International policy numbers now exceed one million.

●	Total income declined, as the increase in pricing was more than offset by the reduction in in-force policies, mainly resulting from the elimination of higher premium, higher risk motor business.

RBS Insurance (continued)

Key points

Q2 2010 compared with Q1 2010 (continued)

•

Net claims were significantly higher than Q1 2010 due to a further need for increased reserves in respect of bodily injury, driven by deterioration in the observed severity of bodily injury claims.  An overall adjustment of £320 million was posted in the quarter, of which £241 million was in respect of business written in prior years. Motor pricing continued to be increased in response to the development in this claims experience. In addition, significant progress has been made in removing higher risk business from the overall motor book by targeted rating actions.

•	Expenses were flat in the quarter, with higher staff expenses off-set by lower indirect costs.

Q2 2010 compared with Q2 2009

•	Net premium income was flat and direct expenses were cut by 7%, but claims costs increased sharply, primarily reflecting the uplift to bodily injury reserves.

H1 2010 compared with H1 2009

•

Total in-force policies declined by 2%, driven by a fall of 6% in motor own brand motor policies partly offset by a 7% increase in own brand household and life policies. The partnership and broker segment declined by 12% in line with business strategy.

•	Total income increased by 2% as a result of pricing actions, partially offset by a reduction in in-force policies, including the removal of higher premium, higher risk motor business.

•

Net claims were 36% higher principally driven by an increase in claims reserves in respect of bodily injury and by adverse weather conditions.  Significant motor price increases have been implemented to reflect the rising claims costs.  In addition, initiatives are being introduced to adapt pricing models and enhance claims management.

•

Direct expenses were reduced by 14% with wage inflation more than offset by a reduction in headcount and marketing expenditure.  Recently announced plans regarding site rationalisation, off-shoring activity and further planned headcount reduction, will further drive down expenses, delivering a more robust and cost-competitive platform for the business.

•

Investment income was lower as a result of an impairment charge in the fixed income portfolio booked in Q1 2010, adjusting for this investment income increased reflecting higher gains realised on the sale of corporate bonds.

•

The combined operating ratio, including indirect costs, was 120.2% compared with 95.2% in H1 2009, owing to the impact of increased reserving for bodily injury claims partially mitigated by expense ratio improvement. Excluding increased bodily injury reserving relating to prior years, the combined operating ratio was 108.3%.

Central items

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Fair value of own debt	288	(137)	(478)	151	(94)
Other	49	337	166	386	271

Central items not allocated	337	200	(312)	537	177

Key points

•

Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Q2 2010 compared with Q1 2010

•

Movements in the fair value of own debt represented a net credit of £288 million in the quarter. The Group's credit spreads widened over the quarter, resulting in a decrease in the carrying value of own debt.

•

Other items not allocated during the quarter amounted to a net credit of £49 million, a reduction of £288 million on Q1 2010. This movement was primarily driven by unallocated volatile Group Treasury items and a one-off VAT recovery in Q1 2010 of £170 million.

Q2 2010 compared with Q2 2009

•	The credit for change in the fair value of own debt of £288 million, reflecting a marked widening in the Group's credit spreads, compares with a charge of £478 million in the second quarter of 2009.

•	Other items not allocated during the quarter declined by £117 million relative to Q2 2009. This movement can primarily be attributed to unallocated volatile Group Treasury items.

H1 2010 compared with H1 2009

•	The change in the fair value of own debt was a net credit of £151 million in H1 2010. The Group's credit spreads widened in H1 2010, resulting in a decrease in the carrying value of own debt.

•	Other items not allocated during H1 2010 amounted to a net credit of £386 million, compared with £271 million in H1 2009, driven by the items described above.

Non-Core

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	534	568	274	1,102	669

Net fees and commissions receivable	158	104	79	262	251
Income from trading activities	33	(131)	(1,184)	(98)	(3,801)
Insurance net premium income	173	168	196	341	440
Other operating income
- rental income	181	187	160	368	333
- other	(206)	38	(212)	(168)	(355)

Non-interest income	339	366	(961)	705	(3,132)

Total income	873	934	(687)	1,807	(2,463)

Direct expenses
- staff	(202)	(252)	(153)	(454)	(454)
- other	(269)	(282)	(247)	(551)	(503)
Indirect expenses	(121)	(122)	(137)	(243)	(279)

	(592)	(656)	(537)	(1,248)	(1,236)

Operating profit/(loss) before other operating charges and impairment losses	281	278	(1,224)	559	(3,699)
Insurance net claims	(215)	(133)	(137)	(348)	(314)
Impairment losses	(1,390)	(1,704)	(3,516)	(3,094)	(5,344)

Operating loss	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

Analysis of income
Banking & Portfolio	239	271	(973)	510	(1,104)
International Businesses & Portfolios	606	632	570	1,238	1,232
Markets	28	31	(284)	59	(2,591)

	873	934	(687)	1,807	(2,463)

Key metrics

Performance ratios
Net interest margin	1.22%	1.25%	0.45%	1.24%	0.54%
Cost:income ratio	68%	70%	(78%)	69%	(50%)

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	193.3	212.6	(9%)	220.9	(12%)
Loans and advances to customers (gross)	126.4	141.2	(10%)	149.5	(15%)
Customer deposits	7.4	10.2	(27%)	12.6	(41%)
Risk elements in lending	22.0	24.0	(8%)	22.9	(4%)
Risk-weighted assets (3)	175.0	164.3	7%	171.3	2%

Notes:

(1)	Includes disposal groups.
(2)	Derivatives were £19.4 billion at 30 June 2010 (31 March 2010 - £19.1billion; 31 December 2009 - £19.9 billion).
(3)

Includes Sempra: 30 June 2010 Third Party Assets (TPAs) £12.7 billion, RWAs £9.7 billion; (31 March 2010 TPAs £14.0 billion, RWAs £11.1 billion; 31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income/(loss) from trading activities
Monoline exposures	(139)	-	(26)	(139)	(1,671)
CDPCs	(55)	(31)	(371)	(86)	(569)
Asset backed products (1)	97	(55)	(165)	42	(541)
Other credit exotics	47	11	1	58	(536)
Equities	(6)	(7)	(17)	(13)	(25)
Banking book hedges	147	(36)	(813)	111	(996)
Other (2)	(58)	(13)	207	(71)	537

	33	(131)	(1,184)	(98)	(3,801)

Impairment losses
Banking & Portfolio	256	697	1,155	953	1,973
International Businesses & Portfolios	1,124	951	1,638	2,075	2,358
Markets	10	56	723	66	1,013

	1,390	1,704	3,516	3,094	5,344

Loan impairment charge as % of gross customer loans and advances (3)
Banking & Portfolio	1.8%	3.3%	4.7%	2.8%	4.0%
International Businesses & Portfolios	7.4%	5.7%	8.9%	6.8%	6.5%
Markets	3.6%	33.6%	301.2%	11.6%	95.8%

Total	4.4%	4.6%	8.2%	4.8%	5.6%

	30 June 2010	31 March 2010	31 December 2009
	£bn	£bn	£bn

Gross customer loans and advances
Banking & Portfolio	67.8	78.6	82.0
International Businesses & Portfolios	58.2	62.3	65.6
Markets	0.4	0.3	1.9

	126.4	141.2	149.5

Risk-weighted assets
Banking & Portfolio	55.1	57.2	58.2
International Businesses & Portfolios	40.4	45.4	43.8
Markets	79.5	61.7	69.3

	175.0	164.3	171.3

Notes:

(1)	Asset backed products include super senior asset backed structures and other asset backed products.
(2)	Includes profits in Sempra of £125 million (31 March 2010 - £127 million; 31 December 2009 - £161 million)
(3)	Includes disposal groups.

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 March 2010
	31 December 2009	Run off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial Real Estate	51.3	(1.5)	-	0.2	(1.1)	0.6	49.5
Corporate	82.6	(4.6)	(1.2)	0.4	(0.4)	2.0	78.8
SME	3.9	-	-	-	-	0.1	4.0
Retail	19.9	(0.4)	(0.2)	0.1	(0.2)	0.6	19.8
Other	4.7	(1.6)	-	0.2	-	-	3.3
Markets	24.4	(1.2)	(0.3)	-	-	1.2	24.1

Total (excluding derivatives)	186.8	(9.3)	(1.7)	0.9	(1.7)	4.5	179.5
Markets - Sempra	14.2	(1.2)	-	-	-	1.0	14.0

Total	201.0	(10.5)	(1.7)	0.9	(1.7)	5.5	193.5

Quarter ended 30 June 2010

	31 March 2010	Run off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	49.5	(5.3)	(0.3)	2.8	(1.1)	(1.5)	44.1
Corporate	78.8	(2.6)	(4.5)	0.6	0.1	(2.0)	70.4
SME	4.0	0.9	-	-	(0.1)	(0.1)	4.7
Retail	19.8	(0.5)	(1.7)	-	(0.2)	(0.6)	16.8
Other	3.3	(0.2)	(0.1)	-	-	-	3.0
Markets	24.1	(0.6)	(1.4)	0.6	(0.1)	(0.3)	22.3

Total (excluding derivatives)	179.5	(8.3)	(8.0)	4.0	(1.4)	(4.5)	161.3
Markets - Sempra (1)	14.0	(1.4)	-	-	-	0.1	12.7

Total	193.5	(9.7)	(8.0)	4.0	(1.4)	(4.4)	174.0

Half year ended 30 June 2010

	31 December 2009	Run off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(6.8)	(0.3)	3.0	(2.2)	(0.9)	44.1
Corporate	82.6	(7.2)	(5.7)	1.0	(0.3)	-	70.4
SME	3.9	0.9	-	-	(0.1)	-	4.7
Retail	19.9	(0.9)	(1.9)	0.1	(0.4)	-	16.8
Other	4.7	(1.8)	(0.1)	0.2	-	-	3.0
Markets	24.4	(1.8)	(1.7)	0.6	(0.1)	0.9	22.3

Total (excluding derivatives)	186.8	(17.6)	(9.7)	4.9	(3.1)	-	161.3
Markets - Sempra (1)	14.2	(2.6)	-	-	-	1.1	12.7

Total	201.0	(20.2)	(9.7)	4.9	(3.1)	1.1	174.0

Note:

(1)	Includes £5.8 billion of derivatives classification.

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	-	3	2	3	3
Personal	-	2	17	2	31

Total UK Retail	-	5	19	5	34

UK Corporate
Manufacturing and infrastructure	21	(5)	13	16	32
Property and construction	150	54	229	204	326
Transport	-	-	2	-	3
Banks and financials	-	-	99	-	101
Lombard	29	25	-	54	55
Other	63	81	544	144	576

Total UK Corporate	263	155	887	418	1,093

Global Banking & Markets
Manufacturing and infrastructure	(281)	29	709	(252)	1,011
Property and construction	501	472	568	973	589
Transport	-	1	17	1	168
Telecoms, media and technology	11	(11)	520	-	520
Banks and financials	11	161	117	172	253
Other	24	101	(53)	125	445

Total Global Banking & Markets	266	753	1,878	1,019	2,986

Ulster Bank
Mortgages	23	20	11	43	19
Commercial investment and development	147	110	19	257	27
Residential investment and development	384	351	240	735	343
Other	137	51	25	188	36
Other EMEA	13	20	34	33	59

Total Ulster Bank	704	552	329	1,256	484

US Retail & Commercial
Auto and consumer	32	15	32	47	60
Cards	4	14	45	18	71
SBO/home equity	67	102	142	169	298
Residential mortgages	(10)	12	18	2	21
Commercial real estate	42	63	65	105	88
Commercial and other	6	2	19	8	36

Total US Retail & Commercial	141	208	321	349	574

Other
Wealth	16	28	74	44	163
Global Transaction Services	-	3	8	3	10

Total Other	16	31	82	47	173

Total impairment losses	1,390	1,704	3,516	3,094	5,344

Non-Core (continued)

	30 June 2010	31 March 2010	31 December 2009
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.8	1.8	1.9
Personal	0.5	0.6	0.7

Total UK Retail	2.3	2.4	2.6

UK Corporate*
Manufacturing and infrastructure	0.4	0.4	0.3
Property and construction	12.9	13.2	14.1
Lombard	2.4	2.7	2.9
Invoice finance	-	0.4	0.4
Other	14.7	16.0	17.2

Total UK Corporate	30.4	32.7	34.9

Global Banking & Markets
Manufacturing and infrastructure	13.4	17.2	17.5
Property and construction	21.6	23.4	25.7
Transport	5.3	6.0	5.8
Telecoms, media and technology	2.0	3.4	3.2
Banks and financials	15.7	16.1	16.0
Other	9.4	11.7	13.5

Total Global Banking & Markets	67.4	77.8	81.7

Ulster Bank
Mortgages	5.6	6.1	6.0
Commercial investment and development	4.1	4.4	3.0
Residential investment and development	3.8	4.1	5.6
Other	1.3	1.3	1.1
Other EMEA	0.9	1.1	1.0

Total Ulster Bank	15.7	17.0	16.7

US Retail & Commercial
Auto and consumer	3.0	3.2	3.2
Cards	0.2	0.2	0.5
SBO/home equity	3.6	3.7	3.7
Residential mortgages	0.9	1.2	0.8
Commercial real estate	1.9	2.0	1.9
Commercial and other	0.7	0.8	0.9

Total US Retail & Commercial	10.3	11.1	11.0

Other
Wealth	0.9	2.4	2.6
Global Transaction Services	0.6	0.8	0.8
RBS Insurance	0.2	0.2	0.2
Central items	(2.1)	(4.3)	(3.2)

Total Other	(0.4)	(0.9)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	125.7	140.1	147.3

* Prior periods have been revised to reflect improvements in data quality to more accurately reflect Standard Industrial Classification.

Non-Core (continued)

Key points

Q2 2010 compared with Q1 2010

•

Non-Core reduced its operating loss to £1,324 million in the second quarter, compared with £1,559 million in Q1 2010, with improved results from trading activities and a further reduction in impairment losses.

•

Income from trading activities totalled £33 million, compared with a loss of £131 million in the first quarter. The improvement reflected continued widening of credit spreads over the period, generating £188 million of gains on single name credit protection purchased in previous periods. Structured credit and exotic credit losses declined.

•

Net interest income fell by £34 million, principally reflecting a reduction of 10% in the loan book, including the completion of a number of business disposals. Markdowns on the value of real estate and equity finance positions held in the banking book resulted in a loss of £206 million in other operating income, excluding rental income.

•	Expenses declined by 10%, partly reflecting the successful completion of a number of business disposals in Asia.

•

Impairment losses decreased by 18% to £1,390 million, reflecting a recovery of £270 million on a large single name exposure and the continued slowing of impairments in the corporate sector, offset by further impairments in relation to UK and Irish commercial property.

•

Good progress was made in Non-Core's run-off programme, with third party assets (excluding derivatives) reduced by £20 billion to £174 billion. This was largely driven by the division's disposal programme (£8 billion), including the completion of the Asian retail and commercial sales, and portfolio run-off (£6 billion), as well as a favourable currency impact from the strengthening of sterling (£4 billion). The international business disposal plan has made good progress with a number of other transactions expected to close in the second half of 2010.

•

RWAs increased by £11 billion to £175 billion, reflecting an increase of £14 billion in RBS NV due to the implementation of Basel II (which was largely offset at Group level by reductions in RBS NV RWAs in other divisions). A reduction of £7 billion in RWAs resulting from disposals and portfolio run-off was partially offset by a £ 5 billion increase in market risk charges.

Q2 2010 compared with Q2 2009

•	Operating losses were substantially reduced from the £4,877 million loss recorded in Q2 2009, with significant improvements in both trading income and impairments.

•

Impairments were sharply lower than in Q2 2009, which saw a peak for Non-Core impairments.  However, high charges continue to be incurred as a result of the continued decline in the UK and Irish commercial property sectors.

•	Over the 12 months to 30 June 2010 third party assets (excluding derivatives) were cut by £34 billion, 16%, largely through a combination of disposals, portfolio run off and impairments.

Non-Core (continued)

Key points (continued)

H1 2010 compared with H1 2009

•

Non-Core's operating loss improved to £2,883 million in the first half of 2010 from £9,357 million in H1 2009. The bulk of the improvement came from lower impairments (down 42% to £3,094 million) and reduced losses on trading activities (an improvement of £3,703 million compared with H1 2009).

•

The reduction in impairments reflected the improving trend that began to emerge towards the end of 2009, particularly in the corporate sector, partly offset by higher provisions taken as a result of the continued decline in the UK and Irish commercial property sectors.

•

RWAs increased by £1 billion to £175 billion. This reflects a number of movements, including the implementation of Basel II in RBS NV, largely offset by reductions in RWAs through credit grade changes along with disposals and banking portfolio run-off.

Allocation methodology for indirect costs

For the purposes of managing the operations of the Group, Business Services and Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs. The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated based on long-term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Business Services costs
Property	413	442	492	856	960
Operations	338	344	357	682	735
Technology services and support functions	453	435	474	887	929

	1,204	1,221	1,323	2,425	2,624

Allocated to divisions:
UK Retail	(360)	(347)	(397)	(707)	(797)
UK Corporate	(104)	(103)	(109)	(207)	(219)
Wealth	(39)	(45)	(31)	(84)	(61)
Global Banking & Markets	(107)	(120)	(152)	(227)	(277)
Global Transaction Services	(214)	(221)	(215)	(435)	(431)
Ulster Bank	(55)	(64)	(66)	(119)	(132)
US Retail & Commercial	(170)	(168)	(179)	(338)	(360)
RBS Insurance	(48)	(49)	(57)	(97)	(113)
Non-Core	(107)	(104)	(117)	(211)	(234)

	-	-	-	-	-

Group centre costs	238	249	196	487	472

Allocated to divisions:
UK Retail	(70)	(71)	(55)	(141)	(142)
UK Corporate	(28)	(27)	(16)	(55)	(36)
Wealth	(13)	(15)	(10)	(28)	(26)
Global Banking & Markets	(55)	(54)	(49)	(109)	(117)
Global Transaction Services	(13)	(16)	(14)	(29)	(33)
Ulster Bank	(11)	(12)	(9)	(23)	(20)
US Retail & Commercial	(20)	(20)	(15)	(40)	(35)
RBS Insurance	(14)	(16)	(8)	(30)	(18)
Non-Core	(14)	(18)	(20)	(32)	(45)

	-	-	-	-	-

Allocation methodology for indirect costs (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Treasury funding costs	16	97	150	113	390

Allocated to divisions:
UK Retail	-	(6)	(2)	(6)	(24)
UK Corporate	-	9	9	9	(23)
Wealth	12	13	30	25	39
Global Banking & Markets	10	-	92	10	290
Global Transaction Services	61	54	38	115	59
Ulster Bank	(19)	(32)	5	(51)	(3)
US Retail & Commercial	(9)	(15)	(14)	(24)	(37)
RBS Insurance	-	-	(7)	-	(18)
Non-Core	(71)	(120)	(301)	(191)	(673)

	-	-	-	-	-

Average balance sheet - pro forma

	Half year ended			Half year ended
	30 June 2010			30 June 2009
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	47,172	272	1.15	49,484	481	1.94
Loans and advances to customers	523,682	9,365	3.58	602,236	11,930	3.96
Debt securities	140,227	1,861	2.65	124,059	2,278	3.67

Interest-earning assets - banking business	711,081	11,498	3.23	775,779	14,689	3.79

Trading business	278,527			306,304
Non-interest earning assets	645,050			929,398

Total assets	1,634,658			2,011,481

Liabilities
Deposits by banks	90,189	715	1.59	141,778	1,771	2.50
Customer accounts	346,077	1,834	1.06	365,187	2,730	1.50
Debt securities in issue	202,673	1,713	1.69	222,999	3,141	2.82
Subordinated liabilities	31,634	347	2.19	36,234	732	4.04
Internal funding of trading business	(47,609)	(125)	0.53	(77,925)	(431)	1.11

Interest-bearing liabilities - banking business	622,964	4,484	1.44	688,273	7,943	2.31

Trading business	301,816			352,953
Non-interest-bearing liabilities
- demand deposits	46,937			36,664
- other liabilities	588,316			876,440
Shareholders' equity	74,625			57,151

Total liabilities and shareholders' equity	1,634,658			2,011,481

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)

Interest earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature.  As a result, net interest income has been increased by £3 million (2009 - £15 million).

(3)

Changes in the fair value of interest bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet above, interest includes increased interest income and interest expense related to these instruments of £5 million (2009 - £25 million) and £12 million (2009 - £154 million) respectively and the average balances have been adjusted accordingly.

(4)	Interest receivable has been reduced by £90 million in respect of a non-recurring receivable.
(5)	Interest payable has been increased by £110 million in respect of a non-recurring adjustment.

Average balance sheet - pro forma (continued)

	Half year ended
	30 June 2010	30 June 2009
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.23	3.79
Cost of interest-bearing liabilities of banking business	(1.44)	(2.31)

Interest spread of banking business	1.79	1.48
Benefit from interest-free funds	0.18	0.26

Net interest margin of banking business	1.97	1.74

Average interest rates
The Group's base rate	0.50	0.79

London inter-bank three month offered rates
- Sterling	0.66	1.73
- Eurodollar	0.35	1.05
- Euro	0.62	1.66

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary